

July 23, 2012

Via E-mail
Mr. John C. Burris
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

> **Re:** **Sourcefire, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-33350**

Dear Mr. Burris:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics and Trends, page 32

1.   We note that in Exhibit 99.1 of your Form 8-K filed February 21, 2012, you quantify several metrics within supplemental operating data, including among others, number of new customers. We also note in your April 30, 2012 earnings call your Chief Financial Officer stated that a key metric which fuels growth is the number of new customers added. Please tell us the extent to which you use the metrics included in your Form 8-K as key indicators in managing your business and indicate whether you believe that this

information contributes meaningfully to understanding and evaluating your company. As part of your response tell us your consideration for disclosing the amount of these metrics in your MD&A. Refer to Section III.B.I of SEC Release No. 33-8350.

Non-GAAP Financial Measures

Adjusted Net Income, Adjusted Net Income per Share, Adjusted Income from Operations and Adjusted Income from Operations as a Percentage of Revenue, page 40

2.   We note your disclosure which indicates your belief that the non-GAAP measures provide useful information to both management and investors. Please tell us your considerations for expanding your disclosure to describe how these measures are useful. We note a similar disclosure provided in your Forms 8-K filed on February 21, 2012 and April 30, 2012. Refer to Item 10(e)(1)(i) of Regulation S-K as referenced in Instruction 2 to Item 2.02 of Form 8-K.

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation, page 46

3.   We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of your exercise activity since your initial public offering, please clarify why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Refer to Question 6 of SAB Topic 14.D.2.

4.   We note your disclosure that you determine expected volatility for stock options based upon a blend of your own historical volatility and an average of peer group historical volatility. Please tell us your consideration for disclosing how you weight each of these categories. Additionally, given that during 2011 your expected life was 4.75 years and your initial public offering occurred in March 2007, tell us how long you intend to consider historical volatility of your peer group when determining your volatility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief